

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 29, 2006

Mr. Richard K. Reece
Senior Vice President and Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree Street, N.E., Suite 2400
Atlanta, Georgia 30309

      RE: **Form 10-K for the Fiscal Year ended August 31, 2005**
               Form 10-Q for the Fiscal Quarter November 30, 2005
               File No. 1-16583

Dear Mr. Reece:

      We have reviewed your response letter dated March 17, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the fiscal year ended August 31, 2005</u>

<u>General</u>

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These

revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations: Fiscal 2005 Compared with Fiscal 2004, page 20

2. We have reviewed your response to comment two. Based on your discussion on page 20 it appears that your consolidated operating profit decreased by $31.2 million or 22.6%. You identify the decrease as being caused by your streamlining initiative, accounting for a net $10 million of the decrease, lower gross profit, accounting for $2.2 million of the decrease, and higher costs for commissions, freight and distribution, which combined account for $5.9 million of the decrease. Please provide us with additional information to help us understand why it is impracticable to identify and quantify the business reasons contributing to the remaining $13.1 million, or 10%, decrease in consolidated operating profit.

3. In your discussion of Acuity Brands Lighting you state that "non-residential construction, a core market for ABL, declined for the sixth consecutive year, negatively impacting both shipments and production." You identify the factors contributing to the increase in net sales as being partially offset "by a decline in shipments in the commercial and institutional channel and to a non-strategic customer in the home improvement channel." It appears that the trend of declining non-residential construction may be a material business reason driving significant change. It is unclear why the quantitative effect of the decline would not inform an understanding of your results of operations. Please advise or revise. Please refer to the example, analyzing the reasons for a material change in revenues and describing the effects of offsetting developments, in Financial Reporting Codification 501.04. Please also refer to Item 303(A)(3)(i), (ii) and (iii).

4. Please quantify each of the business reasons you identify as contributing to the decrease in Acuity Brands Lighting's operating profit and the changes in Acuity Specialty Products' net sales and operating profit. If you consider any of these business reason to be insignificant or quantification to be impracticable, please provide us with a detailed explanation as to why this is so. In this regard, we note that each of the changes is the result of offsetting business reasons, none of which are quantified.

5. Please show us your revised MD&A for fiscal 2005 as compared to fiscal 2004.

Financial Statements

Consolidated Statements of Cash Flows, page 35

6. We have reviewed your response to comment six. Please provide us with a detail of other non-cash charges for each period presented. Please also provide us with a reconciliation of the impairment charges and stock compensation expense reflected on the statements of operations to your statements of cash flows for each period presented.

Note 2 - Summary of Significant Accounting Policies, page 37

7. We have reviewed your response to comment seven. Please tell us the causes of the misclassification of returned or damaged products, replacement products and warranty costs. Please also tell us what steps you have taken to ensure such misclassifications do not recur in the future. If the change in the value and classification of your deferred taxes as of August 31, 2004 is also the result of an error, please provide a similar explanation. If not, as previously requested, please tell us the reason for the change in your balance sheet.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief